The information in this preliminary pricing supplement is not complete and may be changed. None of this preliminary pricing supplement, the prospectus supplement or the prospectus is an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 1, 2007	FILED PURSUANT TO RULE 424(b)(8)
PRELIMINARY PRICING SUPPLEMENT NO. AIG-FP-31	REGISTRATION NO. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
PRINCIPAL PROTECTED NOTES LINKED TO THE PERFORMANCE
OF A BASKET OF LATIN AMERICAN CURRENCIES
DUE MAY •, 2009
(THE “NOTES”)
US$10 PRINCIPAL AMOUNT PER UNIT

The Notes:
•	The Notes are designed for investors who believe that the value of a basket of certain currencies (the “Basket”) will appreciate from the pricing date (the “Pricing Date”) to a date shortly before the maturity date of the Notes (the “Valuation Date”). Investors must be willing to forego interest payments on the Notes. The value of the Basket will increase if the Basket’s currencies (the Argentine peso, the Brazilian real, the Chilean peso and the Mexican peso (the “Basket Components”)) appreciate against the United States dollar. The value of the Basket will decrease if the value of the Basket Components depreciates against the United States dollar.

•	The Notes will have 100% principal protection on the maturity date.

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of American International Group, Inc. (“AIG”) and part of a series entitled “Medium-Term Notes, Series AIG-FP”.

•	AIG Financial Products Corp., as calculation agent (the “Calculation Agent”), will determine the value of the Basket as described in this pricing supplement.

•	The Notes will have CUSIP No. •.

•	The settlement date is expected to be November •, 2007.

•	The Pricing Date is expected to be October •, 2007.
Payment on the maturity date:
•	The amount you receive on the maturity date per unit will be based upon the direction of and percentage change in the level of the Basket from the starting value on the Pricing Date (the “Starting Value”) to the ending value on the Valuation Date. If the value of the Basket calculated on the Valuation Date:

•	has increased from the Starting Value, you will receive the $10 principal amount per unit, plus a supplemental redemption amount equal to $10 multiplied by (1) the percentage increase in the level of the Basket over the Starting Value and (2) a participation rate equal to a percentage between 220% and 250%; or

•	has decreased or is unchanged from the Starting Value, you will receive the $10 principal amount per unit.

•	The actual participation rate will be determined on the Pricing Date and set forth in the final offering document made available in connection with the sales of the Notes.

•	The Valuation Date is expected to be April •, 2009
     Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.
     Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-6 of this pricing supplement.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$0.125	$
Proceeds, before expenses, to American International Group, Inc.	$9.875	$
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is •, 2007.

Pricing Supplement

SUMMARY INFORMATION	PS-3
RISK FACTORS	PS-6
DESCRIPTION OF THE NOTES	PS-10
DESCRIPTION OF THE BASKET	PS-13
UNITED STATES FEDERAL INCOME TAXATION	PS-16
ERISA CONSIDERATIONS	PS-17
USE OF PROCEEDS	PS-17
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-18
GENERAL INFORMATION	PS-18
INDEX OF DEFINED TERMS	PS-19

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT AND PRICING SUPPLEMENTS	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF NOTES WE MAY OFFER	S-1
UNITED STATES TAXATION	S-23
SUPPLEMENTAL PLAN OF DISTRIBUTION	S-36
VALIDITY OF THE NOTES	S-38

Prospectus

PROSPECTUS SUMMARY	1
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	3
USE OF PROCEEDS	4
DESCRIPTION OF DEBT SECURITIES WE MAY OFFER	5
DESCRIPTION OF WARRANTS WE MAY OFFER	16
DESCRIPTION OF PURCHASE CONTRACTS WE MAY OFFER	28
DESCRIPTION OF UNITS WE MAY OFFER	33
DESCRIPTION OF PREFERRED STOCK WE MAY OFFER	38
DESCRIPTION OF COMMON STOCK WE MAY OFFER	44
MARKET PRICE AND DIVIDEND INFORMATION	45
RISK FACTORS	46
LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE	52
CONSIDERATIONS RELATING TO SECURITIES ISSUED IN BEARER FORM	57
ERISA CONSIDERATIONS	61
PLAN OF DISTRIBUTION	61
VALIDITY OF THE SECURITIES	63
EXPERTS	63
WHERE YOU CAN FIND MORE INFORMATION	63
CAUTIONARY STATEMENT REGARDING PROJECTIONS AND OTHER INFORMATION ABOUT FUTURE EVENTS	65

SUMMARY INFORMATION
     This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Medium-Term Notes, Series AIG-FP, Principal Protected Notes Linked to the Performance of a Basket of Latin American Currencies, due May •, 2009 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying prospectus which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.
     References in this pricing supplement to “we”, “us”, “our” and “AIG” are to American International Group, Inc. References to “AIG-FP” are to our subsidiary, AIG Financial Products Corp. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated. References to “$” are to the currency of the United States of America.
Summary
     The Notes are senior, unsecured debt securities of AIG that provide investors with a participation rate of between 220% and 250% of increases in the value of a currency basket (the “Basket”) from the Starting Value on the Pricing Date to the Ending Value determined on the valuation date shortly prior to the maturity date of the Notes. An investor will receive a supplemental redemption amount as described below, in addition to the Original Offering Price, if the Ending Value described below is greater than its Starting Value. Investors must be willing to forego interest payments on the Notes.
     The value of the Basket will increase if the value of the Basket’s currencies (the “Basket Components”) appreciate against the United States dollar. The value of the Basket will decrease if the value of the Basket Components depreciates against the United States dollar.
     The Basket Components are the Argentine peso, the Brazilian real, the Chilean peso and the Mexican peso. As described below under “The Basket”, the Basket Components will be equally weighted within the Basket.
Terms of the Notes

Issuer:	AIG

Original Offering Price:	$10 per unit

Term:	Approximately 18 months

Starting Value:	The Starting Value will be set at 100 on the Pricing Date.

Ending Value:	The closing level of the Basket on the Valuation Date, as determined by the Calculation Agent.

Valuation Date:	The fifth scheduled New York Business Day immediately prior to the maturity date.

Participation Rate:	The Participation Rate will be a percentage between 220% and 250%. The actual Participation Rate will be determined on the Pricing Date and set forth in Pricing Supplement made available in connection with sales of the Notes.
Determining Payment at Maturity for the Notes
     On the maturity date, you will receive a cash payment per unit denominated in United States dollars, equal to the Redemption Amount. If the value of the Basket is unchanged or decreases from its Starting Value to its Ending Value, you will receive only the Original Offering Price per unit. You will receive a Supplemental Redemption Amount as described below, in addition to the Original Offering Price, if the Ending Value of the Basket is greater than its Starting Value.

     The “Redemption Amount” per unit to which you will be entitled will be denominated in United States dollars, will depend on the direction of and the percentage change in the value of the Basket, and will be determined as set forth below:
     (i) If the Ending Value is greater than the Starting Value, you will receive the Original Offering Price per unit plus a “Supplemental Redemption Amount” equal to:
     $10 x Basket Return x Participation Rate
          The Basket Return will equal:
Ending Value — Starting Value
Starting Value
               The Participation Rate will be equal to a percentage between 220% and 250%.
     (ii) If the Ending Value is not greater than the Starting Value, the Supplemental Redemption Amount will be $0 and you will only receive the Original Offering Price per unit. The Redemption Amount cannot be less than $10.
Hypothetical Payout Profile
     This table reflects the hypothetical returns on the Notes, assuming a hypothetical Participation Rate of 235%, the midpoint of the range of 220% to 250%. The solid line reflects the hypothetical returns on the Notes, while the dotted line reflects the return of an investment in the Basket Components.
     This table has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, the Participation Rate and the term of your investment.

Examples:
     Set forth below are three examples of Redemption Amount calculations assuming a Participation Rate of 235%, the midpoint of the range of 220% to 250%:
Example 1—The hypothetical Ending Value is equal to 50% of the Starting Value:
Starting Value: 100
Hypothetical Ending Value: 50
Redemption Amount (per unit) = $10.00
Example 2—The hypothetical Ending Value is equal to 105% of the Starting Value:
Starting Value: 100
Hypothetical Ending Value: 105
Hypothetical Basket Return: .05
Supplemental Redemption Amount = $10 x .05 x 235% = $1.18
Redemption Amount (per unit) = $10 + $1.18 = $11.18
Example 3—The hypothetical Ending Value is equal to 115% of the Starting Value:
Starting Value: 100
Hypothetical Ending Value: 115
Hypothetical Basket Return: .15
Supplemental Redemption Amount = $10 x .15 x 220% = $3.53
Redemption Amount (per unit) = $10 + $3.53 = $13.53
The Role of MLPF&S
     MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.
The Role of AIG-FP
     AIG-FP, our subsidiary, will be our agent (in such capacity, the “Calculation Agent”) for purposes of determining, among other things, the Starting Value, the Ending Value and the Supplemental Redemption Amount. We will also lend the proceeds of this offering to AIG-FP, which will use the proceeds for general corporate purposes.

RISK FACTORS
     Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying prospectus before deciding whether an investment in the Notes is suitable for you.
     You may not earn a return on your investment
     If the Ending Value does not exceed the Starting Value, the Supplemental Redemption Amount will be $0. This will be true even if the level of the Basket was higher than the Starting Value at some time during the life of the Notes but later falls below the Starting Value. If the Supplemental Redemption Amount is $0, we will pay you only the Original Offering Price per unit of your Notes.
     Any positive return(s) in one or more Basket Components may be offset by a negative return in another Basket Component
     The Notes are linked to the performance of the Basket, which is composed of four Basket Components. Each of the Basket Components is equally weighted in determining the level of the Basket. Accordingly, the performance of the Basket will be based on the aggregate appreciation or depreciation of the Basket Components taken as a whole. Therefore, a positive return in one Basket Component may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another Basket Component. For example, the combination of a 5% Brazilian real return and a 3% Mexican peso return would be entirely offset by the combination of a -4% Argentine peso return and a -4% Chilean peso return, resulting in a Basket Return of approximately zero and a payment at maturity to you of only your principal amount.
     Your yield may be lower than other debt securities of comparable maturity
     The yield that you will receive on the Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest-bearing debt security of AIG with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.
     You must rely on your own evaluation of the merits of an investment linked to the Basket
     In the ordinary course of their businesses, AIG and MLPF&S or their subsidiaries may express views on expected movements in foreign currency exchange rates, and these views are sometimes communicated to clients who participate in foreign exchange markets. However, these views are subject to change from time to time. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of AIG or MLPF&S or their subsidiaries. For these reasons, you are encouraged to derive information concerning the foreign exchange markets from multiple sources and should not rely on the views expressed by AIG or MLPF&S or their subsidiaries.
     You should make such investigation as you deem appropriate as to the merits of an investment linked to the Basket. Neither the offering of the Notes nor any view which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.
     Your return will not reflect the return of owning the Basket Components
     The return on your Notes will not reflect the return you would realize if you actually purchased the Argentine peso, the Brazilian real, the Chilean peso or the Mexican peso on the Pricing Date and converted them into United States dollars on the Valuation Date because the level of the Basket that will be used to determine the Ending Value will be calculated by reference to multipliers determined as of the Pricing Date. This calculation may or may not reflect the value of the Basket currencies relative to each other in the currency markets after the Pricing Date.

     The return on your Notes depends on the values of the Basket Components, which are affected by many complex factors outside of our control
     The value of any currency, including the Basket Components, may be affected by complex political and economic factors. The exchange rate of each Basket Component is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Basket Component, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.
     Foreign exchange rates can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to the United States dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those issuing the Basket Components, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Basket Components specifically, or any other currency.
     Even though currency trades around the clock, your Notes will not, and the prevailing market prices for your Notes may not, reflect the underlying currency prices and rates
     The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Basket Components are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.
     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Basket. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.
     A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes
     The Notes will not be listed on any futures or securities exchange, and we do not expect a trading market for the Notes to develop. Although MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.
     The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Basket.

     If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the maturity date. This may adversely affect the price you receive. If you sell your Notes before the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing level of the Basket.
     If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In particular, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes and consequently the potential return on the Notes to you, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing, hedging and distributing the product. This quoted price could be higher or lower than the Original Offering Price. MLPF&S is not obligated to make a market in the Notes.
     Assuming there is no change in the level of the Basket and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the Original Offering Price. This is due to, among other things, the fact that the Original Offering Price included, and secondary market prices are likely to exclude, the developing and hedging costs associated with the Notes.
     Future performance of the Basket cannot be predicted on the basis of historical performance
     The exchange rates of the Basket Components will determine the Basket level. As a result, it is impossible to predict whether, or the extent to which, the level of the Basket will rise or fall. As discussed above, exchange rates of the Basket Components will be influenced by complex and interrelated political, economic, financial and other factors. Accordingly, the historical performance of the Basket should not be taken as an indication of the future performance of the Basket.
     Many factors interrelate in complex ways to affect the trading value of the Notes
     The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a decrease in the volatility of the Basket may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in value of the Basket Components relative to the United States dollar. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.
     The value of the Basket is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Basket Ending Value is determined.
     Changes in the volatility of the Basket are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the trading value of the Notes may be adversely affected.
     Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase. If interest rates increase or decrease in markets based on any Basket Component, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Basket Components and, in turn, the respective exchange rates, which may affect the value of the Basket and therefore, the trading value of the Notes.
     As the time remaining to the maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their maturity date, the Notes may trade at a value above that which would be expected based on the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the United States dollar relative to the Basket Components prior to the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.
     Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.
     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.
     Purchases and sales by us or the swap counterparty may affect your return
     We intend to hedge our obligations under the notes by entering into a swap transaction with Merrill Lynch Capital Services Inc. as the swap counterparty. In turn, the swap counterparty may hedge its obligations on that swap transaction by purchasing the Basket Components, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of the Basket Components or the level of the Basket, and may adjust these hedges by, among other things, purchasing or selling Basket Components, or exchange-traded funds or other derivative instruments with returns linked to the Basket or the Basket Components at any time. If our swap transaction with Merrill Lynch Capital Services Inc. were terminated, we may hedge our obligations by engaging in any of the hedging activities described above. Although they are not expected to, any of these hedging activities may adversely affect the trading prices of the Basket Components and/or the level of the Basket and, therefore, the market value of the notes even as we or the swap counterparty may realize substantial returns from these activities.
     We may have conflicts of interests arising from our relationship with the Calculation Agent
     AIG-FP, our subsidiary, in its capacity as Calculation Agent for the notes, is under no obligation to take your interests into consideration in determining the Starting Value, Ending Value and Supplemental Redemption Amount, and is only required to act in good faith and in a commercially reasonable manner. Because these determinations by AIG-FP will affect the payment at maturity on the notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.
     Tax consequences
     You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES
     AIG will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series AIG-FP”, which is more fully described in the Prospectus Supplement, under the Indenture dated as of October 12, 2006 between AIG and The Bank of New York, as trustee, which is more fully described in the accompanying prospectus. The Notes are expected to mature on May •, 2009. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is •.
     The Notes will not be subject to redemption by AIG or repayment at the option of any holder of the Notes before the maturity date.
     AIG will issue the Notes in denominations of whole units each with a $10 principal amount per unit (the “Original Offering Price”). You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the sections entitled “Description of Notes We May Offer — Book-Entry System” in the accompanying prospectus supplement and “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.
     The Notes will not have the benefit of any sinking fund.
Payment on the Maturity Date
     On the maturity date, you will be entitled to receive a cash payment per unit equal to the sum of the $10 Original Offering Price plus the Supplemental Redemption Amount, if any, as provided below. If the Ending Value does not exceed the Starting Value, you will be entitled to receive only the $10 principal amount per unit. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date.
     If the maturity date is not a New York Business Day, then you will receive payment in respect of the Notes on the next succeeding New York Business Day, with no adjustment to such payment on account thereof. “New York Business Day” means any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions generally in the City of New York are authorized or obligated by law, regulation or executive order to close or (iii) a day on which banks in the City of New York are not open for dealing in foreign exchange and foreign currency deposits.
Determination of the Supplemental Redemption Amount
     The “Supplemental Redemption Amount” per unit will be denominated in United States dollars, will be determined by the Calculation Agent and will equal:
(i)	If the Ending Value is greater than the Starting Value, the Original Offering Price, plus a supplemental redemption amount per unit equal to:
(ii)	If the Ending Value is equal to or less than the Starting Value, $0.
     The “Starting Value” will be set to 100 on the date the Notes are priced for initial sale to the public (the “Pricing Date”), expected to be October •, 2007.

     The “Ending Value” will equal the value of the Basket as determined by the Calculation Agent on the Valuation Date, in accordance with the process set forth below herein in the section entitled “Description of the Basket” and using the Exchange Rates on that date.
     The “Valuation Date” will be the fifth scheduled New York Business Day immediately prior to the Maturity Date.
     The “Participation Rate” will be a percentage between 220% and 250% set forth in the final Pricing Supplement in connection with the sale of the Notes.
     The Calculation Agent in respect of the Notes will be AIG-FP, a subsidiary of AIG. All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on AIG and the holders and beneficial owners of the Notes.
Hypothetical returns
     The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values:
•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit of the Notes;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return in United States dollars on an investment in the Basket Components.
     The table below assumes a Participation Rate of 235%, the midpoint of the range of 220% to 250%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final Pricing Supplement made available in connection with the sales of the Notes.

		Total amount			Pretax annualized
	Percentage change from the	payable on the	Total	Pretax annualized	rate of return
Hypothetical	hypothetical Starting Value	maturity date per rate	of return	rate of return on	on the Basket
Ending Value	to the hypothetical Ending Value	unit of the Notes (4)	on the Notes	the Notes (1)	Components (1)(2)
75.00	-25.00%	$10.00	0.00%	0.00%	-18.29%
80.00	-20.00%	$10.00	0.00%	0.00%	-14.34%
85.00	-15.00%	$10.00	0.00%	0.00%	-10.55%
90.00	-10.00%	$10.00	0.00%	0.00%	-6.90%
95.00	-5.00%	$10.00	0.00%	0.00%	-3.39%
100.00(3)	0.00%	$10.00	0.00%	0.00%	0.00%
105.00	5.00%	$11.18	11.75%	7.55%	3.28%
110.00	10.00%	$12.35	23.50%	14.58%	6.46%
115.00	15.00%	$13.53	35.25%	21.18%	9.54%
120.00	20.00%	$14.70	47.00%	27.41%	12.53%
125.00	25.00%	$15.88	58.75%	33.31%	15.44%

(1)	The annualized rates of return specified in this table are calculated on a semiannual bond equivalent basis and assume an investment term from September 26, 2007 to March 26, 2009, a term expected to be equal to that of the Notes.

(2)	The pretax annualized rates of return specified in this column assume that the underlying currency positions will be converted into United States dollars at the same time and at the same Exchange Rates (as defined below) as those in the Basket.

(3)	The Starting Value will be set to 100 on the Pricing Date.

(4)	The amount you receive on the maturity date will not be less than $10 per unit.

     The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the Exchange Rates (as defined below) on the day the Ending Value is determined, the actual Participation Rate and the term of your investment.
Events of Default and Acceleration
     In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit, will be equal to the sum of $10 plus the Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the maturity date of the Notes.
     In case of default in payment of the Notes, whether on the maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then-current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means the display page designated as “FEDFUNDS1” on the Reuters service or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying prospectus supplement.

DESCRIPTION OF THE BASKET
     The Basket is designed to allow investors to participate in exchange rate movements of the currencies included in the Basket, as reflected by changes in the United States dollar value of the Basket, from the Starting Value to the Ending Value. The currencies that will compose the Basket are the Argentine peso (“ARS”), the Brazilian real (“BRL”), the Chilean peso (“CLP”), the Mexican peso (“MXN”) and the United States dollar (“USD”). As the exchange rates used in calculating the Ending Value are expressed as the number of United States dollars per unit of the relevant Basket Component, the Basket can be viewed as having long positions in the Argentine peso, the Brazilian real, the Chilean peso and the Mexican peso. The Basket Components will be weighted equally. Conversely, the Basket can be viewed as having a short position in the United States dollar.
     On the Pricing Date, a fixed factor (the “Multiplier”) will be determined for each Basket Component based upon the weighting of that Basket Component. The Multiplier will be calculated by dividing the weighting of each Basket Component by the initial Exchange Rate, as defined below, for that Basket Component on the Pricing Date, and rounding to eight decimal places. The Multiplier for each Basket Component will remain fixed over the term of the Notes and will be used to calculate the value of the Basket on the Valuation Date as described below.
     As the Exchange Rates (as defined below) move, the United States dollar value of each Basket Component will vary based on the appreciation or depreciation of that Basket Component. Any appreciation in a Basket Component relative to the United States dollar, assuming the Exchange Rates of all the other Basket Components remain the same, will result in an increase in the value of the Basket. Conversely, any depreciation in a Basket Component relative to the United States dollar, assuming the Exchange Rates of all the other Basket Components remain the same, will result in a decrease in the value of the Basket.
     To compute the Basket value on any given day, (i) the Multiplier of each Basket Component will be multiplied by the then-current Exchange Rate for that Basket Component, (ii) the resulting products summed and (iii) the total multiplied by 100. For example, if on the Valuation Date the value of the Brazilian real has appreciated from 0.538735 BRL/USD, its value on September 25, 2007, to 0.565672 BRL/USD, then the contribution to the value of the Basket of the Brazilian real would equal 0.2625 (the hypothetical Multiplier for the BRL, 0.46405000 multiplied by 0.565672). The appreciation in the Brazilian real would increase the value of the Basket because of the long position. If the value for the Mexican peso depreciates from 0.091501 MXN/USD, its value on September 25, 2007, to 0.084181 MXN/USD, then the Mexican peso contribution to the value of the Basket would equal 0.23 (the hypothetical Multiplier for the Mexican peso, 2.73220000, multiplied by 0.084181). The depreciation in the Mexican peso would decrease the value of the Basket because of the long position. Based on the above, assuming the Exchange Rates of the other Basket Components remain the same, the value of the Basket on the Valuation Date would be 99.25 (the sum of the products of the Multiplier and the Exchange Rate for each Basket Component multiplied by 100, rounded to two decimal places).
     If September 25, 2007 were the Pricing Date, for each Basket Component, the weighting, initial Exchange Rate and hypothetical Multiplier would be as follows:

			Initial Exchange	Hypothetical
Basket Component	Iso Code	Weighting	Rate (1)	Multiplier(2)
Argentina peso	ARS	25.0000	0.317712	0.78687500
Brazil real	BRL	25.0000	0.538735	0.46405000
Chile peso	CLP	25.0000	0.001942	128.74000000
Mexico peso	MXN	25.0000	0.091501	2.73220000

(1)	This is the Exchange Rate (as defined below) of each Basket Component on September 25, 2007. The actual initial Exchange Rate for each of the Basket Components will be determined on the Pricing Date.

(2)	The hypothetical Multiplier equals the weighting of each Basket Component divided by the Exchange Rate of that Basket Component on September 25, 2007, and rounded to eight decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with the sales of the Notes.

     The term “Exchange Rate,” as of any date, means:
     (i) for the Argentine peso, the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Argentine peso can be exchanged as reported by the Trade Association for the Emerging Markets on page emta.org, or any substitute page thereto, at approximately 12:00 p.m. in Buenos Aires;
     (ii) for the Brazilian real, the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Brazilian real can be exchanged as reported by Reuters Group PLC (“Reuters”) on page “BRFR”, or any substitute page thereto, at approximately 5:00 p.m. in New York;
     (iii) for the Chilean peso, the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Chilean peso can be exchanged as reported by Banco Central de Chile (www.bcentral.cl) as the “Dólar Observado” (Dollar Observado) rate, at approximately 10:30 a.m. in Santiago; and
     (iv) for the Mexican peso will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Mexican peso can be exchanged as reported by Reuters on page “1FEE”, or any substitute page thereto, at approximately 12:00 p.m. in New York.
     If the currency exchange rates are not so quoted on Reuters page “BRFR” or “1FEE” or by EMTA or Banco Central de Chile (as applicable), or any substitute page thereto, then the Exchange Rates used to determine the Starting Value or the Ending Value, as applicable, will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

     While historical information on the Basket did not exist before the Pricing Date, the following graph sets forth the hypothetical historical month-end values of the Basket from January 2002 through September 2007 based upon historical Exchange Rates, the Multipliers indicated above and a Basket value of 100 on the Pricing Date. The historical data used in this graph reflects the historical currency rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

UNITED STATES FEDERAL INCOME TAXATION
     Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the United States dollar, the notes will not be foreign currency denominated debt obligations because the “predominant” currency of the notes is the United States dollar. Accordingly, we will treat the notes as being denominated in United States dollars, and payments on the notes determined by reference to currencies other than the United States dollar as contingent payments under the special federal income tax rules applicable to contingent payment obligations. These rules are described under the heading “United States Taxation — Original Issue Discount — Notes Subject to Contingent Payment Obligation Rules” in the accompanying Prospectus Supplement.
     The U.S. Treasury Regulations governing the U.S. federal income tax treatment of contingent payment obligations require the issuer of such notes to provide the purchaser with the comparable yield of a hypothetical AIG debt instrument with terms similar to the notes, but without any contingent payments, and a projected payment schedule for payments on the notes. As discussed in the accompanying Prospectus Supplement, a purchaser of the notes will need this information to calculate its income on the notes. Solely for purposes of applying these regulations, we have determined that the comparable yield is •%. Based on this comparable yield, the projected payment on the maturity date will be $•.
The comparable yield and projected payment set forth above are being provided to you solely for the purpose of determining the amount of interest that accrues in respect of your note for U.S. federal income tax purposes, and none of AIG or its affiliates or agents is making any representation or prediction regarding the actual amount (if any) that may be payable with respect to your note on the maturity date.

ERISA CONSIDERATIONS
     The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
     We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

SUPPLEMENTAL PLAN OF DISTRIBUTION
     Under the terms, and subject to the conditions, contained in a terms agreement dated the date hereof, we have agreed to sell the Notes to MLPF&S. MLPF&S has advised us that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The terms agreement provides that MLPF&S is committed to take and pay for all of the Notes if any are taken. See also “Supplemental Plan of Distribution” in the accompanying prospectus supplement.
     We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
GENERAL INFORMATION
     We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Supplemental Plan of Distribution” in the accompanying prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

INDEX OF CERTAIN DEFINED TERMS

AIG	PS-3
AIG-FP	PS-3
Basket	PS-3
Basket Components	PS-3
Calculation Agent	PS-5
Ending Value	PS-11
MLPF&S	PS-3
New York Business Day	PS-10
Notes	PS-3
Original Offering Price	PS-10
Participation Rate	PS-11
Pricing Date	PS-10
Redemption Amount	PS-4
Starting Value	PS-10
Supplemental Redemption Amount	PS-10
Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying prospectus supplement, general prospectus supplement and prospectus, as applicable.